Form 40-F
period 2004-12-31
INTEROIL CORP
filed 2005-03-31
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number: 001-32179

InterOil Corporation

(Exact Name of Registrant as Specified in Its Charter)

New Brunswick, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

1311
(Primary Standard Industrial Classification Code)

Not Applicable
(I.R.S. Employer Identification Number)

Suite 5300, Commerce Court West, 199 Bay St.
Toronto, Ontario M5L 1B9, Canada
(416) 869-5500
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Gary M. Duvall
25025 I-45 North, Suite 420
The Woodlands, Texas 77380
(281) 292-1800
(281) 292-0888 (facsimile)
Name, Address (Including Zip Code), and Telephone Number
(Including Area Code) of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	American Stock Exchange

      Securities registered or to be registered pursuant to Section 12(g) of the Act: None

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

      As of December 31, 2004, 28,310,884 common shares were outstanding.

      Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule  ☐ Yes 82-        ☑ No

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The 2004 annual information form for InterOil Corporation (the “Company”) is included herein by reference.

B. Audited Annual Financial Statements

The audited consolidated financial statements, including the report of the auditors with respect thereto are included herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the audited consolidated financial statements incorporated herein by reference.

C. Management’s Discussion and Analysis

The Company’s management discussion and analysis of financial conditions and results of operations is included herein by reference.

CONTROLS AND PROCEDURES

Please see the section titled “Evaluation of Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis, which is included herein by reference.

AUDIT COMMITTEE

The audit committee does not include a ‘financial expert’ as defined by SEC Rules. As a foreign private issuer we are not subject to the SEC and the AMEX audit committee rules until July 31, 2005. We are in the process of ensuring that our audit committee satisfies these requirements. As part of the assessment of our audit committee, we will evaluate whether to designate a member of our audit committee as a financial expert. We believe that all of the members of our audit committee possess the financial expertise necessary for the audit committee to properly fulfill its purpose.

CODE OF ETHICS

We have adopted a Code of Business Conduct. All of our employees, directors and officers must follow our Code of Business Conduct, which provides guidelines for ethical behavior. This Code of Business Conduct includes additional guidelines for our financial officers, including the Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Code of Business Conduct is accessible on our website at www.interoil.com. We will also provide to any person, without charge, upon request, a copy of the Code of Business Conduct. Requests must be made in writing to the Company Secretary of InterOil Corporation at Suite 2, Level 2, Orchid Plaza, 79 Abbott Street, PO Box 6567, Cairns, QLD 4870, Australia.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees Paid to Independent Auditors. Fees paid for professional services rendered related to the audit of the Company’s annual consolidated financial statements and review of the quarterly consolidated financial statements for the year ended December 31, 2003 by KPMG were $89,668. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for the annual audit and quarterly reviews were $324,337, including out-of-pocket expenses.

Audit-related Fees. Fees paid for professional services rendered related to audit-related services for the Company for the year ended December 31, 2003 by KPMG were $14,836. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for audit-related fees were $197,182, including out-of-pocket expenses.

Tax Fees. Fees paid for professional services rendered related to tax services for the Company for the year ended December 31, 2003 by KPMG were $39,088. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for tax fees were $28,234, including out-of-pocket expenses.

All Other Fees. Fees paid for professional services rendered related to all other services for the Company for the year ended December 31, 2003 by KPMG were $21,390. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for all other fees were $129,772, including out-of-pocket expenses.

All of the services provided by the Company’s independent auditors during 2003 and 2004 were pre-approved by the audit committee.

OFF BALANCE SHEET ARRANGEMENTS

Please see the section titled “Off Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis, which is included herein by reference.

CONTRACTUAL OBLIGATIONS

Please see the section titled “Contractual Obligations and Commitments” in the Company’s Management’s Discussion and Analysis, which is included herein by reference.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy for an absent shareholder so entitled.

Proxy Delivery Requirement: The AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURES

      Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board, Chief Executive Officer and President

Date: March 31, 2005

EXHIBIT INDEX

      The following exhibits have been filed as part of this Annual Report:

EXHIBIT
NUMBER	DESCRIPTION
1.	Annual Information Form for the year ended December 31, 2004

2.	Audited annual consolidated financial statements for the year ended December 31, 2004, including a reconciliation to United States generally accepted accounting principles

3.	Management’s Discussion and Analysis for the year ended December 31, 2004

4.	Consent of KPMG dated March 31, 2005

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code