Form 40-F
period 2005-12-31
INTEROIL CORP
filed 2006-03-31
CIK 1221715

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission File Number: 001-32179

InterOil Corporation
(Exact Name of Registrant as Specified in Its Charter)
New Brunswick, Canada
( Province or Other Jurisdiction of Incorporation or Organization )

2911	Not Applicable
( Primary Standard Industrial Classification Code )	( I.R.S. Employer Identification Number )
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia
+61 (7) 4046-4600
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation Systems
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name, Address (Including Zip Code), and Telephone Number
(Including Area Code) of Agent for Service in the United States)
Copy to:
InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, TX 77380
Attention: General Counsel
(281) 292-1800
Facsimile: (281) 292-0888
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
As of December 31, 2005, 29,163,320 of the issuer’s common shares were outstanding.
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-___  ☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F (“Report”):
A. Annual Information Form
The 2005 Annual Information Form for InterOil Corporation (the “Company”) is incorporated herein by reference.
B. Audited Annual Financial Statements
The audited consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003, including the report of the Company’s independent auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the audited financial statements incorporated herein by reference.
C. Management’s Discussion and Analysis
The Company’s Management’s Discussion and Analysis for the year ended December 31, 2005 (“MD&A”) is incorporated herein by reference.
DISCLOSURE CONTROLS AND PROCEDURES
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this Report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Report.
There were no changes to the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE
The Audit Committee of the Company’s Board of Directors is comprised of Dr. Byker, Dr. Folie and Mr. Speal. The Board of Directors has affirmatively determined that each of the members is financially literate and is an independent director for purposes of American Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered a “financial expert” as defined by the Securities Exchange Act of 1934.

2

CODE OF ETHICS AND BUSINESS CONDUCT
The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website http://www.interoil.com. Any amendments to or waivers of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principle accounting officer or controller will also be posted on the Company’s website.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees Paid to Independent Auditors. Fees paid for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the year ended December 31, 2005 by PricewaterhouseCoopers were $333,344. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for the annual audit and quarterly reviews were $324,337, including out-of-pocket expenses.
Audit-Related Fees. Fees paid for professional services rendered related to audit-related services for the Company for the year ended December 31, 2005 by PricewaterhouseCoopers were $10,180. The audit-related services provided by PricewaterhouseCoopers during 2005 consisted of reviewing the Company’s preparations for complying with the Sarbanes-Oxley Act of 2002. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for audit-related fees were $197,182, including out-of-pocket expenses. The audit-related services provided by KPMG during 2004 consisted of work performed in connection with prospectuses and stock exchange related requirements.
Tax Fees. Fees paid for professional services rendered related to tax services for the Company for the year ended December 31, 2005 by PricewaterhouseCoopers were $9,900. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for tax services were $28,234, including out-of-pocket expenses.
All Other Fees. Fees paid for professional services rendered related to all other services for the Company for the year ended December 31, 2005 by PricewaterhouseCoopers were $22,884. The other services provided by PricewaterhouseCoopers during 2005 consisted of procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries. For the year ended December 31, 2004, fees paid and payable for professional services rendered by KPMG for all other fees were $129,772, including out-of-pocket expenses. The other services provided by KPMG during 2004 consisted of fees associated with registration and procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.
Pre-Approval. The Audit Committee of the Company’s Board of Directors pre-approves all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors. Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 may be approved by the Audit Committee prior to the completion of the audit. All of the services provided by the Company’s independent auditors during 2004 and 2005 were pre-approved by the audit committee.
OFF BALANCE SHEET ARRANGEMENTS
Please see the section titled “Off Balance Sheet Arrangements” in the Company’s MD&A, which is incorporated herein by reference.

3

CONTRACTUAL OBLIGATIONS
Please see the section titled “Contractual Obligations and Commitments” in the Company’s MD&A, which is incorporated herein by reference.
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
Shareholder Meeting Quorum Requirement. The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy for an absent shareholder so entitled.
Proxy Delivery Requirement. The AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.
The foregoing are consistent with the laws, customs and practices in Canada.
UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE PROCESS
The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Report arises.

4

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Phil E. Mulacek

Phil E. Mulacek
Chairman of the Board,
Chief Executive Officer and
President

Date: March 31, 2006

EXHIBIT INDEX
Annual Information Form
Audited annual consolidated financial statements
Management's Discussion and Analysis
Consent of PricewaterhouseCoopers
Consent of KPMG
InterOil Corporation Code of Ethics
Purchase and Sale Agreement
Secured Revolving Crude Import Facility
Amended and Restated Indirect Participation Interest Agreement
Amended Indirect Participation Interest Agreement
Drilling Participation Agreement
Loan Agreement
Certification of CEO pursuant to Rule 13a-14a/15d-14a
Certification of CFO pursuant to Rule 13a-14a/15d-14a
Certification of CEO pursuant to Section 1350
Certification of CFO pursuant to Section 1350

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2005

2.	Audited annual consolidated financial statements for the year ended December 31, 2005, including a reconciliation to United States generally accepted accounting procedures

3.	Management’s Discussion and Analysis for the year ended December 31, 2005

4.	Consent of PricewaterhouseCoopers dated March 31, 2006

5.	Consent of KPMG dated March 31, 2006

6.	InterOil Corporation Code of Ethics and Business Conduct

7.	Purchase and Sale Agreement between InterOil Products Limited and Shell Overseas Holdings Limited dated January 4, 2006

8.	Secured Revolving Crude Import Facility between EP InterOil, Ltd. and BNP Paribas, Singapore Branch dated August 12, 2005

9.	Amended and Restated Indirect Participation Interest Agreement between InterOil Corporation and the Investors signatory thereto dated February 25, 2005

10.	Amended Indirect Participation Interest Agreement between InterOil Corporation and PNG Energy Investors, LLC dated May 12, 2004

11.	Drilling Participation Agreement between InterOil Corporation and PNG Drilling Ventures Limited dated July 21, 2003

12.	Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation dated June 12, 2001, as amended

13.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

14.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

15.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

16.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code