Form 40-F
period 2006-12-31
INTEROIL CORP
filed 2007-03-30
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F
(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission File Number: 001-32179

InterOil Corporation
(Exact Name of Registrant as Specified in Its Charter)
New Brunswick, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

2911	Not Applicable
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia
+61 (7) 4046-4600
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation Systems
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name, Address (Including Zip Code), and Telephone Number
(Including Area Code) of Agent for Service in the United States)
Copy to:
InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, TX 77380
Attention: General Counsel
(281) 292-1800
Facsimile: (281) 292-0888
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	American Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
As of December 31, 2006, 29,871,180 of the issuer’s common shares were outstanding.
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-___☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

PRINCIPAL DOCUMENTS
DISCLOSURE CONTROLS AND PROCEDURES
Management’s report on Internal Control over financial reporting
Changes in internal control over financial reporting:
AUDIT COMMITTEE
CODE OF ETHICS AND BUSINESS CONDUCT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
AMEX CORPORATE GOVERNANCE
UNDERTAKINGS
INDEMNITY
CONSENT TO SERVICE PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Audited Annual Consolidated Financial Statements
Management's Discussion and Analysis
Consent of PricewaterhouseCoopers LLP
Consent of KPMG
Credit Agreement dated May 4, 2006
Memorandum of Understanding
Loan Agreement dated June 12, 2001
Certification of Chief Executive Officer
Certification of Chief Financial Officer
Certification of CEO Pursuant to Section 1350
Certification of CFO Pursuant to Section 1350

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F (“Report”):
A. Annual Information Form
The 2006 Annual Information Form for InterOil Corporation (the “Company”) is incorporated herein by reference.
B. Audited Annual Financial Statements
The audited consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004, including the report of the Company’s independent auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the audited financial statements incorporated herein by reference.
C. Management’s Discussion and Analysis
The Company’s Management’s Discussion and Analysis for the year ended December 31, 2006 (“MD&A”) is incorporated herein by reference.
DISCLOSURE CONTROLS AND PROCEDURES
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this Report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Report.
Management’s report on Internal Control over financial reporting
Responsibility
Our management is responsible for establishing and maintaining adequate internal controls structure and procedures over financial reporting (as defined in rules 13a-15(f) under the Securities and Exchange Act of 1934, as amended). The company’s internal control system over financial reporting is a process designed to provide reasonable assurance to the Company’s management, board of directors and shareholders regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP).
Inherent Limitations
Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Assessment
Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment on the effectiveness of our internal control over financial reporting as of December 31 2006, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled — Internal Controls — Integrated Framework. As a result of making this assessment, management concluded that the company maintained effective internal control over financial reporting as of December 31 2006:
As permitted by Securities and Exchange Commission guidance, management has excluded the operations related to IPL (PNG) Limited, a former Shell PNG’s wholesale and distribution businesses (acquired in October 2006) from its assessment of internal control over financial reporting as of December 31, 2006. The acquired business represented approximately six percent of 2006 consolidated net sales and nine percent of consolidated total assets at December 31, 2006.
This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report..
Changes in internal control over financial reporting:
There were no changes to the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE
The Audit Committee of the Company’s Board of Directors is comprised of Dr. Byker, Mr. Speal and Mr Hansen . The Board of Directors has affirmatively determined that each of the members is financially literate and is an independent director for purposes of American Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered a “financial expert” as defined by the Securities Exchange Act of 1934.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees Paid to Independent Auditors. Fees paid for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the year ended December 31, 2006 by PricewaterhouseCoopers were $618,669 (2005 — $333,344) including out-of-pocket expenses.
Audit-Related Fees. Fees paid for professional services rendered related to audit-related services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were $84,383 (2005 — 10,180). The audit-related services provided by PricewaterhouseCoopers during 2006 and 2005 consisted of reviewing the Company’s preparations for complying with the Sarbanes-Oxley Act of 2002.
Tax Fees. Fees paid for professional services rendered related to tax services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were nil (2005 — $9,900).
All Other Fees. Fees paid for professional services rendered related to all other services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were $124,364, out of which $91,253 related to involvement in responding to SEC queries on 40-F of December 31, 2005 and $33,111 consisted of procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries. The other services provided by PricewaterhouseCoopers of $22,884 consisted of procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.
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

3

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
INDEMNITY
InterOil Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defence of any legal action or proceedings that arises as a result of KPMG’s consent to the inclusion of its audit report on InterOil Corporation’s past financial statements included in this registration statement.
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

INTEROIL CORPORATION
/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board, Chief Executive Officer and President

Date: March 30, 2007

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2006

2.	Audited annual consolidated financial statements for the year ended December 31, 2006, including a reconciliation to United States generally accepted accounting procedures

3.	Management’s Discussion and Analysis for the year ended December 31, 2006

4.	Consent of PricewaterhouseCoopers LLP dated March 30, 2007

5.	Consent of KPMG dated March 30, 2007

6.	Credit Agreement between InterOil Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG dated May 4, 2006

7.	Memorandum of Understanding between InterOil Corporation, Merrill Lynch and Clarion Finanz AG

8.	Loan Agreement between IP InterOil, Ltd. and Overseas Private Investment Corporation dated June 12, 2001, as amended

9.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

10.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

11.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

12.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code