Form 40-F/A
period 2006-12-31
INTEROIL CORP
filed 2007-10-30
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F/A
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission File Number: 001-32179

InterOil Corporation
(Exact Name of Registrant as Specified in Its Charter)
The Yukon Territory, Canada
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
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-___ ☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

EXPLANATORY NOTE

Overview
InterOil Corporation (‘IOC’) is filing this amendment to its Annual Report on Form 40-F for the years ended December 31, 2006 and 2005, to amend and restate financial statements and other financial information for these years in relation to the Indirect Participation (‘IPI’)Agreement . The restatement adjusts our accounting for the IPI Agreement transaction based on discussions with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005.
Background
Management’s original model, as certified by our auditor’s, determined that conveyance accounting under SFAS 19 was triggered from day one as the intent of the IPI agreement was for the investors to fund an eight well exploration program in Papua New Guinea in return for a twenty five percent interest in any successful wells.
The SEC staff’s view was that the conversion option feature present in the IPI agreement acts as an impediment to conveyance accounting under SFAS 19 of the IPI Agreement. The non-financial liability should be maintained at initially recognized value till the conversion feature in the agreement lapses or is exercised.
After considering the SEC staff’s view, management recommended to the Audit Committee of our Board of Directors that previously reported financial results be restated to reflect the revised model as agreed with the SEC. The Audit Committee discussed and agreed with this recommendation. At a meeting on October 24 2007, the Board of Directors adopted the recommendation of the Audit Committee and determined that previously reported results for IOC should be restated and, therefore, that the previously filed financial statements and other financial information should be revised.
The revised model adopted by the management proposes that conveyance accounting should not be applied till the investors elect to transfer their indirect participation interest in the program into a direct interest in the Production Development Licence (‘PDL’) for a successful well or forfeiture of the conversion option occurs as per the agreement. This was based on the view that the investors have the option to convert into InterOil’s shares at any point in time from the date of the agreement till the option lapses on the occurrence of any of the conditions outlined in the contract. The exercise of the option by the investors during the exploration program would have resulted in funding provided by the IPI investors being in the nature of purchase price for InterOil’s shares rather than funding for a participation interest in InterOil’s exploration program.
We believe that our revised accounting treatment of IPI Agreement complies with the requirements of SFAS 133 and SFAS 19.
Effects of Restatement
In summary, conveyance accounting under SFAS 19 adopted by the Company from day one under the original model has been reversed and non-financial liability maintained at initially recognized value of $105,000,000, being the estimated cost of completing the eight well program, less transaction costs. The remaining $20,000,000 has been bifurcated and presented under equity for conversion options under residual basis. Under the revised model adopted, conveyance accounting will be triggered only on the lapse of conversion option available to the investors or they elect to participate in the PDL for a successful well. As conveyance accounting is not triggered from day one under the revised model, the Company will account for the exploration costs relating to the eight well program under successful efforts accounting policy adopted by the Company as noted under note 3(r) – ‘Oil and gas properties’.
For a detailed explanation of the restatements made to the financial statements for the year ended December 31, 2006 and 2005, refer Note 2 of the revised consolidated financial statements.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F (“Report”):
A. Annual Information Form
The revised 2006 Annual Information Form for InterOil Corporation (the “Company”) is incorporated herein by reference.
B. Audited Annual Financial Statements
The revised audited consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004, including the report of the Company’s independent auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 26 of the Notes to the audited financial statements incorporated herein by reference.
C. Management’s Discussion and Analysis
The Company’s revised Management’s Discussion and Analysis for the year ended December 31, 2006 (“MD&A”) is incorporated herein by reference.
DISCLOSURE CONTROLS AND PROCEDURES
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
On March 30 2007, the time that our original Annual Report on Form 40-F for the year ended December 31, 2006 was filed, our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) concluded that our disclosure controls and procedures were effective as of December 31, 2006.
Subsequent to that evaluation, and due to our restatement of our Consolidated Financial Statements for the year ended December 31, 2006 and 2005, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2006 because of the existence of material weakness in our internal control over financial reporting relating to the fair value of the Indirect Participation Interest (IPI) non-financial liability and related accretion expense as of December 31, 2006. The material weakness in our internal control over financial reporting is discussed in more detail below. Notwithstanding this material weakness, management has concluded that the Company’s consolidated financial statements for the periods covered by and included in this restated Annual Report on Form 40 -F/A are fairly stated in all material respects in accordance with Generally Accepted Accounting Principles (GAAP) for each of the periods presented.
Management’s Report on Internal Control Over Financial Reporting (Restated)
In Management’s Report on Internal Control Over Financial Reporting included in our original Annual Report on Form 40-F for the year ended December 31, 2006, Our management, including the CEO and CFO, concluded that we maintained effective internal control over financial reporting as of December 31, 2006. Our management, including our CEO and CFO, has subsequently concluded that the material weakness associated with the accretion of the IPI non-financial liability described further below existed as of December 31, 2006. As a result, and based on the criteria in Internal Control- Integrated Framework issued by the COSO we have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, Accordingly, management has restated it’s report on Internal Control Over Financial Reporting.
Responsibility
Our management is responsible for establishing and maintaining adequate internal over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.
Inherent Limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Assessment
Under the supervision of our CEO and CFO, management conducted an assessment on the effectiveness of our internal control over financial reporting as of December 31 2006, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled — Internal Controls — Integrated Framework.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified the following material weaknesses in our internal control over financial reporting as of December 31, 2006.
Accretion and Fair Value of Non-Financial Liability: We did not maintain effective internal control over the accuracy, valuation, and disclosure of the IPI agreement non-financial liability and the related accretion expense. Specifically, we did not maintain effective control to provide reasonable assurance that the fair value measurement of the liability was determined in accordance with GAAP.

The control deficiency stated above resulted in restatement of our consolidated financial statements for the year ended December 31, 2006 and December 31, 2005. Restatements have also been made to our interim consolidated financial statements for the quarters ended June 30, 2007 and 2006; and March 31, 2007 and 2006. Additionally, this control deficiency could result in misstatements of the aforementioned financial statement accounts that would result in a material misstatement of our annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
Because of the material weakness described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, based on the Internal Control—Integrated Framework issued by COSO.
Management has excluded IPL (PNG) Limited, a former Shell PNG’s wholesale and distribution businesses (acquired in a business combination in October 2006) from its assessment of internal control over financial reporting as of December 31, 2006. The acquired business represented approximately six percent of 2006 consolidated net sales and nine percent of consolidated total assets at December 31, 2006.
This annual report does not include an audit report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
As a result of the SEC comment letter process, management identified that the use of a discounted cash flow model for the determination of the fair values of the debt component of the IPI agreement was not an appropriate alternative fair value method for allocating the components of fair value to complex non-financial instruments. We have engaged in, and continue to engage in, efforts to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures. It is management’s goal to remediate the material weakness in 2007. Management has identified the need to strengthen internal control over the fair value models for unusual and complex contracts and will implement changes to our internal control over financial reporting subsequent to December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:
Management’s Consideration of the Restatement
As disclosed in Note 2, “Restatement of Consolidated Financial Statements for the year ended December 31, 2006 and 2005”, to our consolidated financial statements included in this Annual Report on Form 40F, we restated our previously issued 2006 and 2005 financial statements to correct for a misstatement in our accounting for the IPI agreement related to the conveyance and separately, the fair value of the IPI non-financial liability and the associated accretion expense. The material weakness related to the accretion expense and fair value of the non-financial liability is discussed in Management’s Report on Internal Control Over Financial Reporting (Restated).
In coming to the conclusion that our disclosure controls and procedures and our internal control over financial reporting were not effective as of December 31, 2006, management considered, among other things, the control deficiencies related to accounting for the IPI agreement related to conveyance accounting, which resulted in the need to restate our previously issued financial statements as disclosed in Note 2, “Restatement of Consolidated Financial Statements for the year ended December 31, 2006 and 2005”. Management has concluded that the control deficiencies, other then the “Accretion and Fair Value of the Non-Financial Liability“ that resulted in the restatement of the previously issued financial statements did not constitute a material weakness as of December 31, 2006 because management determined that as of December 31, 2006 there were effective controls designed and in place to prevent or detect a material misstatement and therefore the likelihood of the affected accounts listed in Note 2 of the financial statements being materially misstated is not more than remote.
Changes in internal control over financial reporting
There were no changes to the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees Paid to Independent Auditors. Fees paid for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the year ended December 31, 2006 by PricewaterhouseCoopers were $618,669 (2005 – $333,344) including out-of-pocket expenses.
Audit-Related Fees. Fees paid for professional services rendered related to audit-related services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were $84,383 (2005 – 10,180). The audit-related services provided by PricewaterhouseCoopers during 2006 and 2005 consisted of reviewing the Company’s preparations for complying with the Sarbanes-Oxley Act of 2002.
Tax Fees. Fees paid for professional services rendered related to tax services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were nil (2005 – $9,900).
All Other Fees. Fees paid for professional services rendered related to all other services for the Company for the year ended December 31, 2006 by PricewaterhouseCoopers were $124,364, out of which $91,253 related to involvement in responding to SEC queries on 40-F of December 31, 2005 and $33,111 consisted of agreed upon procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries. The other services provided by PricewaterhouseCoopers in 2005 of $22,884 consisted of procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.

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

SIGNATURES
EXHIBIT INDEX
Revised Annual Information Form
Revised Audited Annual Consolidated Financial Statements
Revised Management's Discussion and Analysis
Consent of PricewaterhouseCoopers LLP
Consent of KPMG
Certification of CEO Pursuant to Rule 13a-14(a)
Certification of CFO Pursuant to Rule 13a-14(a)
Certification of CEO Pursuant to Rule 13a-14(b)
Certification of CFO Pursuant to Rule 13a-14(b)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board, Chief Executive Officer and President

Date: October 29, 2007

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Revised Annual Information Form for the year ended December 31, 2006

2.	Revised Audited annual consolidated financial statements for the year ended December 31, 2006, including a reconciliation to United States generally accepted accounting procedures

3.	Revised SOA Section 404 (Management Report on Internal Controls over Financial Report) (included in Exhibit 2).

4.	Revised Management’s Discussion and Analysis for the year ended December 31, 2006

5.	Consent of PricewaterhouseCoopers LLP dated October 29, 2007

6.	Consent of KPMG dated October 29, 2007

7.	Credit Agreement between InterOil Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG dated May 4 2006 (incorporated by reference to Exhibit 7 to the Company’s annual report in Form 40-F for the year ended December 31, 2006 and filed on March 30, 2007).

8.	Memorandum of Understanding between InterOil Corporation, Merrill Lynch and Clarion Finanz AG (incorporated by reference to Exhibit 8 to the Company’s annual report in Form 40-F for the year ended December 31, 2006 and filed on March 30, 2007).

9.	Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation dated June 12, 2001, as amended (incorporated by reference to Exhibit 9 to the Company’s annual report in Form 40-F for the year ended December 31, 2006 and filed on March 30, 2007).

10.	Secured Revolving Crude Import Facility dated 14 August 2006 (incorporated by reference to Exhibit 10 to the Company’s annual report in Form 40-F for the year ended December 31, 2006 and filed on March 30, 2007).

11.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

14.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code