Form 40-F
period 2007-12-31
INTEROIL CORP
filed 2008-03-28
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission File Number: 001-32179

InterOil Corporation
(Exact name of registrant as specified in its charter)
Yukon Territory, Canada
(Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia
Telephone Number: +61 (7) 4046-4600
(Address and telephone number of registrant’s principal executive offices)
CT Corporation Systems
111 Eighth Avenue
New York, New York 10011
Telephone Number: (212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Copy to:
Mark Laurie
InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, Texas 77380
(281) 292-1800
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	American Stock Exchange
Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
As of December 31, 2007, 31,026,356 of the issuer’s common shares were outstanding.
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
     The 2007 Annual Information Form for InterOil Corporation (the “Company”) is incorporated herein by reference.
B.	Audited Annual Financial Statements
     The audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, including the report of the Company’s independent auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 29 of the Notes to the audited financial statements incorporated herein by reference.
C.	Management’s Discussion and Analysis
     The Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 (“MD&A”) is incorporated herein by reference.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
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
     Our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2007 because of the existence of material weaknesses in our internal control over financial reporting as of December 31, 2007. The material weaknesses in our internal control over financial reporting are discussed in Management’s Report on Internal Control over Financial Reporting. Notwithstanding the material weaknesses, management has concluded that the Company’s consolidated financial statements for the periods covered by and included in this Annual Report on Form 40-F are fairly stated in all material respects in accordance with Generally Accepted Accounting Principles (GAAP) for each of the periods presented.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Responsibility
     Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.
Inherent limitations
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Assessment
     Under the supervision of our CEO and CFO, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31 2007, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled Internal Controls — Integrated Framework.
     A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting, we identified the following material weaknesses in our internal control over financial reporting as of December 31, 2007.
•	Account reconciliations at the Downstream business unit

We did not design or maintain effective controls related to the implementation of the financial reporting system at the Downstream business unit. Specifically, we did not maintain effective internal control to provide reasonable assurance that balance sheet accounts, including accounts receivable, were appropriately valued and reconciled on a timely basis.

•	Foreign currency translation

We did not design or maintain effective controls over the period end financial reporting process. Specifically, we did not maintain effective internal control to provide accuracy relating to the translation of long-term inter-company loan to a self sustaining foreign subsidiary into the Company’s presentation currency.
     The control deficiencies stated above resulted in adjustments, including audit adjustments, of our consolidated financial statements for the year ended December 31, 2007. Additionally, these control deficiencies could result in misstatements of the aforementioned financial statement accounts that would result in a material misstatement of our annual consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, management has determined that these control deficiencies constitutes material weaknesses.
     Because of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007.
•	Report of the registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 40F.

REMEDIATION OF MATERIAL WEAKNESSES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     We have engaged in, and continue to engage in, substantial efforts to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures. We have established a remediation team, under the direction of and including the Chief Financial Officer and reporting to the Audit Committee, to drive remediation efforts of the material weaknesses, as well as provide oversight and direction in an effort to establish effective Internal Control over Financial reporting. The following paragraphs describe the on-going changes to our internal control over financial reporting, specifically relating to the material weaknesses at December 31, 2007, which have occurred subsequent to December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:
•	During 2007, management identified un-reconciled account balances in the Downstream business due to the integration of the financial reporting system of the newly acquired business with the existing business. During 2008 management has continued the 2007 enhancements and oversight over the internal control over financial reporting of the Downstream business. These efforts include additional monitoring of controls over the downstream business, enhancing the related account reconciliation process, and additional staff training in Papua New Guinea. Management expects to continue the enhancement of the internal control over financial reporting by hiring additional accounting resources to assist in these efforts and also increase the technical accounting skills within the company. In addition, during the course of our financial statement audit, management recorded an audit adjustment related to foreign currency translation and has identified the continued need to enhance internal control over the period end financial reporting process. In 2008 we have begun the process to evaluate current financial accounting resources to determine the needs for additional capacity and skill sets and, or if current resources should be supplemented by additional third party accounting advisory services. Management has begun to enhance controls surrounding period end financial reporting and specifically in relation to foreign currency translations.
     In addition, during the course of our financial statement audit, management recorded an audit adjustment related to foreign currency translation and has identified the continued need to enhance internal control over the period end financial reporting process. In 2008 we have begun the process to evaluate current financial accounting resources to determine the needs for additional capacity and skill sets and or if current resources should be supplemented by additional third party accounting advisory services. Management has also begun to enhance controls surrounding period end financial reporting and specifically in relation to foreign currency translations.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During 2007, we have included the recently acquired Downstream business into the company’s internal control over financial reporting. As part of that effort and to standardize and enhance the internal control over financial reporting, management integrated the financial reporting system of the acquired business with the financial reporting system used by the rest of the InterOil group. In addition, management has upgraded the financial reporting system which enabled the combined business to run on a fully integrated accounting system. Furthermore, the Company implemented a new point of sale software system to process sales orders at the downstream business.
     Management also implemented a new payroll software system to process payrolls in-house and discontinued the use of a third party payroll processor.
     During 2007, as part of management’s enhancements to improve efficiency and effectiveness of its business monitoring controls and related monitoring over internal control over financial reporting, we have instituted additional reports which are reviewed by executive management, audit committee and board of directors on a monthly and/or quarterly basis.
     There were no other changes to the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

management integrated the financial reporting system of the acquired business with the financial reporting system used by the rest of the InterOil group. In addition, management has upgraded the financial reporting system which enabled the combined business to run on a fully integrated accounting system. Furthermore, the Company implemented a new point of sale software system to process sales orders at the downstream business.
     Management also implemented a new payroll software system to process payrolls in-house and discontinued the use of a third party payroll processor.
     During 2007, as part of management’s enhancements to improve efficiency and effectiveness of its business monitoring controls and related monitoring over internal control over financial reporting, we have instituted additional reports which are reviewed by executive management, audit committee and board of directors on a monthly and/or quarterly basis.
     There were no other changes to the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE
     The Audit Committee of the Company’s Board of Directors is comprised of Dr. Gaylen J. Byker, Mr. Edward N. Speal and Mr Donald R. Hansen. The Board of Directors has affirmatively determined that each of the members is financially literate and is an independent director for purposes of American Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Securities and Exchange Commission implementing the requirements in section 407 of the Sarbanes-Oxley Act of 2002.
CODE OF ETHICS AND BUSINESS CONDUCT
     The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website http://www.interoil.com. Any amendments to or waivers of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Audit Fees. Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the year ended December 31, 2007 by PricewaterhouseCoopers or services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $968,316 (2006 — $618,669) including out-of-pocket expenses.
     Audit-Related Fees. Fees billed for professional services rendered related to audit-related services for the Company for the year ended December 31, 2007 by PricewaterhouseCoopers not otherwise reported above were $14,887 (2006 — $84,383). The audit-related services provided by PricewaterhouseCoopers during 2007 consisted of procedures performed with respect to the shelf prospectus prepared for private placement during the year and 2006 consisted of reviewing the Company’s preparations for complying with the Sarbanes-Oxley Act of 2002.

     Tax Fees. Fees billed for professional services rendered related to tax services for the Company for the year ended December 31, 2007 by PricewaterhouseCoopers were $148,621 (2006 — nil). These related to the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.
     All Other Fees. Fees billed for professional services rendered related to all other services for the Company for the year ended December 31, 2007 by PricewaterhouseCoopers were $266,870 (2006 - $124,364), out of which $228,337 (2006 — $91,253) related to involvement in responding to SEC comments relating to the Company’s accounting for the fair value of the Indirect Participation Interests and $38,533 (2006 — $33,111) consisted of procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.
     Pre-Approval. The Audit Committee of the Company’s Board of Directors pre-approves all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors. Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 may be approved by the Audit Committee prior to the completion of the audit. All of the services provided by the Company’s independent auditors during 2006 and 2007 were pre-approved by the audit committee.
OFF BALANCE SHEET ARRANGEMENTS
     Please see the section titled “Off Balance Sheet Arrangements” in the Company’s MD&A, which is incorporated herein by reference.
CONTRACTUAL OBLIGATIONS
     Please see the section titled “Contractual Obligations and Commitments” in the Company’s MD&A, which is incorporated herein by reference.
AMEX CORPORATE GOVERNANCE
     The Company’s common shares are listed on The American Stock Exchange (the “AMEX”). Section 110 of the AMEX company guide permits the AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to the AMEX standards is as follows:
     Shareholder Meeting Quorum Requirement. The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on the AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of shareholders is present, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy.
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

INTEROIL CORPORATION

/s/ Phil E. Mulacek

Phil E. Mulacek
Chairman of the Board and
Chief Executive Officer
Date: March 28, 2008

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2007.

2.	Audited annual consolidated financial statements for the year ended December 31, 2007, including a reconciliation to United States generally accepted accounting procedures.

3.	Management’s Discussion and Analysis for the year ended December 31, 2007.

4.	Consent of PricewaterhouseCoopers LLP dated March 28, 2008.

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.