Form 40-F
INTEROIL CORP
filed 2009-03-27
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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
Copy to:
Mark Laurie
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia
Telephone Number: +61 (7) 4046-4600
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	NYSE Amex Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
As of December 31, 2008, 35,923,692 of the issuer’s common shares were outstanding.
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
The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for InterOil Corporation (the “Company”):
A. Annual Information Form
     The 2008 Annual Information Form for the Company is incorporated herein by reference.
B. Audited Annual Financial Statements
     The audited consolidated financial statements of the Company for the years ended December 31, 2008, 2007 and 2006, including the report of the Company’s independent auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 29 of the Notes to the audited consolidated financial statements incorporated herein by reference.
C. Management’s Discussion and Analysis
     The Management Discussion and Analysis for the Company for the year ended December 31, 2008 (“MD&A”) is incorporated herein by reference.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
     The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act”). This term refers to the controls and procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Responsibility
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP).
Inherent Limitations
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Assessment
     Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31 2008, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework. Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2008.
     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

MATERIAL CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During 2008, the Company enhanced internal controls over account reconciliations for the downstream business segment and over the financial reporting process for foreign currency translation. Specifically, management increased training for reconciliations and account analysis, and increased documentation in relation to and monitoring of related internal controls over financial reporting. Other than these control enhancements, there have been no changes in internal control over financial reporting during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE
     The Audit Committee of the Company’s Board of Directors is comprised of Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis. Mr. Donald Hansen was a member of the Committee until his resignation on October 14, 2008. Mr. Lewis became a member of the Audit Committee on November 26, 2008. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of NYSE Amex Stock Exchange and the New York Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Audit Fees. Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2008 and December 31, 2007 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,416,583 and $968,316, respectively, including out-of-pocket expenses.
     Audit-Related Fees. Fees billed for professional services rendered related to audit-related services for the Company for the fiscal years ended December 31, 2008 and December 31, 2007 by PricewaterhouseCoopers not otherwise reported above were $170,404 and $14,887, respectively. The audit-related services provided by PricewaterhouseCoopers during 2008 consisted of procedures performed with respect to the registration statements and work on the shelf prospectus prepared for private placements during that year. The audit-related services provided by PricewaterhouseCoopers during 2007 consisted of procedures performed with respect to the shelf prospectus prepared for private placements during that year.
     Tax Fees. Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2008 and December 31, 2007 by PricewaterhouseCoopers were $473,493 and $148,621, respectively.

     All Other Fees. Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2008 and December 31, 2007 by PricewaterhouseCoopers were $39,192 and $266,870, respectively. Of the fees billed in 2008, all $39,192 related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries. Of the fees billed in 2007, $38,533 related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries, and $228,337 related to involvement in responding to the Commission’s comments relating to the Company’s accounting for the fair value of the Indirect Participation Interests described in the Company’s 2008 Annual Information Form.
     Pre-Approval. The Audit Committee of the Company’s Board of Directors pre-approves all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors. Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit. All of the services provided by the Company’s independent auditors during 2007 and 2008 were pre-approved by the audit committee.
OFF BALANCE SHEET ARRANGEMENTS
     Please see the section titled “Liquidity and Capital Resources—Off Balance Sheet Arrangements” in the Company’s MD&A, which is incorporated herein by reference.
CONTRACTUAL OBLIGATIONS
     Please see the section titled “Liquidity and Capital Resources—Contractual Obligations and Commitments” in the Company’s MD&A, which is incorporated herein by reference.
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
DISCLOSURE REQUIRED BY NEW YORK STOCK EXCHANGE
     The Company is classified as a “foreign private issuer” in connection with its listing on the New York Stock Exchange (“NYSE”), which the Company anticipates will be effective on March 31, 2009. As a result, many of the governance rules of the NYSE that apply to U.S. domestic companies do not apply to the Company. However, as a Canadian public company, the Company has in place a system of corporate governance practices that meets or exceeds Canadian requirements.
     Additionally, the NYSE listing standards require foreign private issuers to make certain corporate governance disclosures, including disclosure of any significant differences between its governance practices and the NYSE governance rules. The following is the NYSE required disclosure:

     Presiding Director at Meetings of Non-Management Directors. Section 303A.03 of the NYSE Listed Company Manual requires “non-management directors” to schedule regular executive sessions with members of management present. “Non-management directors” are defined in Section 303A.03 as all directors who are not executive officers. The Company schedules executive sessions on a regular basis in which the Company’s non-management directors meet without management participation. Dr. Gaylen Byker serves as the presiding director (the “Presiding Director”) at such sessions. The Board of Directors is responsible for determining whether or not each director is independent. The Board of Directors has adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual for the purposes of satisfying the NYSE’s applicable governance requirements.
     Communication with Non-Management Directors. Shareholders may send communications to the Company’s non-management directors by writing to the Presiding Director, c/o Mark Laurie, Corporate Secretary, at Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.
     Audit Committee. Section 303A.06 of the NYSE Listed Company Manual requires listed companies to have an audit committee composed entirely of independent directors. The Company has established an Audit Committee composed entirely of independent directors who qualify as independent under the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.07 of the NYSE Listed Company Manual. The Company also complies with Canadian Multilateral Instrument 52-110-Audit Committees, which sets out detailed requirements regarding the composition of the Audit Committee and its responsibilities.
     Corporate Governance Guidelines. According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading “Statement of Corporate Governance Practice” in the Company’s Annual Information Circular. However, the Company has not codified its corporate governance principles into formal guidelines in order to post them on its website.
     Shareholder Meeting Quorum Requirement. The NYSE governance rules do not contain a minimum quorum requirement for a shareholder meeting, but gives careful consideration to provisions in a listed company’s bylaws that fix a quorum for a shareholders’ meeting at less than a majority of the outstanding shares. The Company’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of shareholders is present, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy.
     Proxy Delivery Requirement. The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to the Commission’s proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

     Board Committee Mandates. The mandates of the Company’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Mark Laurie, Corporate Secretary, at Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board and Chief Executive Officer

Date: March 27, 2009

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2008.

2.	Audited annual consolidated financial statements for the year ended December 31, 2008, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis for the year ended December 31, 2008.

4.	Consent of PricewaterhouseCoopers dated March 27, 2009.

5.	Consent of GLJ Petroleum Consultants Limited dated March 27, 2009.

6.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

8.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

9.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.