Form 40-F/A
INTEROIL CORP
filed 2009-03-30
CIK 1221715

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
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-                     ☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

EXPLANTORY NOTE
Due to a print error, the fourth quarter 2008 loss per share of $0.63 as shown on page 12 in the Management’s Discussion and Analysis that was filed on March 27, 2009, was incorrectly stated. The correct figure for the period was a loss of $0.96 per share.
EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION
1.	Management’s Discussion and Analysis for the year ended December 31, 2008.

2.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

3.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

4.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

5.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board and Chief Executive Officer

Date: March 30, 2009