Form 40-F/A
period 2008-12-31
INTEROIL CORP
filed 2009-12-11
CIK 1221715

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

Copy to:

Mark Laurie
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia
Telephone Number:  +61 (7) 4046-4600

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	NYSE Amex Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☑Audited Annual Financial Statements

As of December 31, 2008, 35,923,692 of the issuer’s common shares were outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.  ☐ Yes  82-______    ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes    ☐ No

EXPLANATORY NOTE

This amendment No.2 on Form 40-F/A amends the Company’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2009 (“the Original Annual Report”). The consent of PricewaterhouseCoopers for incorporation by reference of their report dated March 27, 2009 was not appropriately worded in the Original Annual Report, which has been revised in this amendment.

The Company also identified misclassification of certain items in note 29 – ‘Reconciliation to generally accepted accounting principles in the United States’ of the Audited annual consolidated financial statements filed as part of the Original Annual Report, which has now been rectified and a revised Audited annual consolidated financial statements is included within the exhibits.

Except as described above, no attempt has been made in this Amendment to modify or update other disclosures presented in the Original Annual Report. This Amendment does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This term refers to the controls and procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F/A.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Audited annual consolidated financial statements for the year ended December 31, 2008, including reconciliation to United States generally accepted accounting principles.

2.	Consent of PricewaterhouseCoopers dated December 10, 2009.

3.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

4.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board and Chief Executive Officer

Date:  December 10, 2009