Form 40-F
period 2009-12-31
INTEROIL CORP
filed 2010-03-02
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 40-F
(Check One)

☐      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

Copy to:

Mark Laurie
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia
Telephone Number:  +61 (7) 4046-4600

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

As of December 31, 2009, 43,545,654 of the issuer’s common shares were outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.  ☐ Yes  82-______    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes    ☒ No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for InterOil Corporation (the “Company”):

A.	Annual Information Form

The 2009 Annual Information Form for the Company is incorporated herein by reference.

B.	Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007, including the report of PricewaterhouseCoopers (the Company’s independent auditors) with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 30 of the Notes to the audited consolidated financial statements incorporated herein by reference.

C.	Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2009 (“MD&A”) is incorporated herein by reference.

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

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009.

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework. Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

MATERIAL CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal control over financial reporting during fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Audit Committee of the Company’s Board of Directors is comprised of Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of the New York Stock Exchange rules applicable to members of the audit committee.  Additionally, the Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2009 and December 31, 2008 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,557,328 and $1,416,583, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for professional services rendered related to audit-related services for the Company for the fiscal years ended December 31, 2009 and December 31, 2008 by PricewaterhouseCoopers not otherwise reported above were $35,144 and $170,404, respectively.  The audit-related services provided by PricewaterhouseCoopers during 2009 and 2008 consisted of procedures performed with respect to the registration statements and work on the shelf prospectus prepared for private placement during that year.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2009 and December 31, 2008 by PricewaterhouseCoopers were $557,693 and $473,493, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2009 and December 31, 2008 by PricewaterhouseCoopers were $47,718 and $39,192, respectively.  The fees related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors pre-approves all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2008 and 2009 were pre-approved by the audit committee.

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

DISCLOSURE REQUIRED BY NEW YORK STOCK EXCHANGE

The Company is classified as a “foreign private issuer” in connection with its listing on the New York Stock Exchange (“NYSE”).  As a result, many of the governance rules of the NYSE that apply to U.S. domestic companies do not apply to the Company. However, as a Canadian public company, the Company has in place a system of corporate governance practices that meets Canadian requirements.

Additionally, the NYSE listing standards require foreign private issuers to make certain corporate governance disclosures, including disclosure of any significant differences between its governance practices and the NYSE governance rules.  The following is the NYSE required disclosure:

Presiding Director at Meetings of Non-Management Directors.  Section 303A.03 of the NYSE Listed Company Manual requires “non-management directors” to schedule regular executive sessions with members of management present.  “Non-management directors” are defined in Section 303A.03 as all directors who are not executive officers.  The Company schedules executive sessions on a regular basis in which the Company's non-management directors meet without management participation. Dr. Gaylen Byker serves as the presiding director (the “Presiding Director”) at such sessions. The Board of Directors is responsible for determining whether or not each director is independent. The Board of Directors has adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual for the purposes of satisfying the NYSE’s applicable governance requirements.

Communication with Non-Management Directors. Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Mark Laurie, Corporate Secretary, at Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

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

Shareholder Meeting Quorum Requirement.  The NYSE governance rules do not contain a minimum quorum requirement for a shareholder meeting, but gives careful consideration to provisions in a listed company’s by-laws that fixes a quorum for a shareholders’ meeting at less than a majority of the outstanding shares.  The Company’s quorum requirement is set forth in its By-Laws.  A quorum for a meeting of shareholders is present, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy.

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

Board Committee Mandates.  The mandates of the Company’s Audit Committee, Compensation Committee, Reserves Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Mark Laurie, Corporate Secretary, at Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board, Chief Executive Officer
and President

Date: March 1, 2010

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2009.

2.	Audited annual consolidated financial statements for the year ended December 31, 2009, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis for the year ended December 31, 2009.

4.	Consent of PricewaterhouseCoopers dated March 1, 2010.

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.