Form 40-F
period 2010-12-31
INTEROIL CORP
filed 2011-03-22
CIK 1221715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 40-F
(Check One)

☐      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒      Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission File Number: 001-32179

InterOil Corporation
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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

As of December 31, 2010, 47,800,552 of the issuer’s common shares were outstanding.

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

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for InterOil Corporation (the “Company”):

A.           Annual Information Form

The 2010 Annual Information Form for the Company is incorporated herein by reference.

B.           Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009 and 2008, including the report of PricewaterhouseCoopers (the Company’s independent auditors) with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 31 of the Notes to the audited consolidated financial statements incorporated herein by reference.

C.           Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2010 (“MD&A”) is incorporated herein by reference.

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

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework. Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Effective June 1, 2010 the Company migrated to a new Enterprise Resource Planning (“ERP”) System for companies in the Corporate, Midstream and Upstream segments, with a plan to migrate the operating company of our Downstream segment during the first half of 2011.  The ERP System implementation required installation of new hardware and software into our Information Technology environment and the way we record, process and report financial transactions.  In particular, implementation of the new ERP system resulted in significant changes to many of the Company’s internal controls over financial reporting.  Such changes include the modification of design and documentation of our key internal control processes and procedures affected by the new ERP system.  Following the implementation, these new controls were evaluated and tested as part of the Company’s evaluation of the effectiveness of internal control over financial reporting. As of December 31, 2010 the company has determined that these revised controls were designed and operating effectively to ensure that the financial statements were materially accurate.

Other than implementing the new ERP system, there have been no changes in internal control over financial reporting during fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

AUDIT COMMITTEE

The Audit Committee of the Company’s Board of Directors is comprised of Mr. Roger Lewis, Dr. Gaylen Byker and Mr. Ford Nicholson. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of the New York Stock Exchange rules applicable to members of the audit committee.  Additionally, the Board of Directors has determined that Mr. Lewis has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.

CODE OF ETHICS AND BUSINESS CONDUCT

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company.  The Board has not granted any waivers to the Code of Ethics and Business Conduct.  The Code of Ethics and Business Conduct is accessible on the Company’s website http://www.interoil.com.  Any amendment to or waiver of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2009 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,709,000 and $1,557,328, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for professional services rendered related to audit-related services for the Company for the fiscal years ended December 31, 2010 and December 31, 2009 by PricewaterhouseCoopers not otherwise reported above were $322,788 and $35,144, respectively.  The audit-related services provided by PricewaterhouseCoopers during 2010 and 2009 consisted of procedures performed with respect to the registration statements and work on the shelf prospectus prepared for equity and debt offerings during those years.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2010 and December 31, 2009 by PricewaterhouseCoopers were $355,221 and $557,693, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2010 and December 31, 2009 by PricewaterhouseCoopers were $67,611 and $47,718, respectively.  The fees related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2009 and 2010 were pre-approved by the audit committee.

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

Corporate Governance Guidelines.  According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading “Statement of Corporate Governance Practice” in the Company’s Annual Information Circular.   However, the Company has not codified its corporate governance principles into formal guidelines.

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

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board, Chief Executive Officer and President

Date:  March 22, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2010.

2.	Audited annual consolidated financial statements for the year ended December 31, 2010, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis for the year ended December 31, 2010.

4.	Consent of PricewaterhouseCoopers dated March 22, 2011.

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.