Form 40-F
period 2011-12-31
INTEROIL CORP
filed 2012-03-16
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 40-F

(Check One)

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File Number: 001-32179

INTEROIL CORPORATION

(Exact name of registrant as specified in its charter)

YUKON, CANADA

 (Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

LEVEL 3, 42-52 ABBOTT STREET

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

Level 3

42-52 Abbott Street

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

As of December 31, 2011, 48,121,071 of the issuer’s common shares were outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-____   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for InterOil Corporation (the “Company”):

A.	Annual Information Form

The 2011 Annual Information Form for the Company is incorporated herein by reference.

B.	Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of PricewaterhouseCoopers (the Company’s independent registered public accounting firm) with respect thereto, are incorporated herein by reference. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB applicable to the preparation of financial statements including IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’.

C.	Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2011 (“MD&A”) is incorporated herein by reference.

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

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework. Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Effective June 1, 2010 the Company migrated to a new Enterprise Resource Planning (“ERP”) System for companies in the Corporate, Midstream and Upstream segments, with Downstream segment migrating during the first half of 2011. The ERP System implementation required installation of new hardware and software into the Company's Information Technology environment and the way the Company records, processes and reports financial transactions. In particular, implementation of the new ERP system resulted in significant changes to many of the Company’s internal controls over financial reporting. Such changes include the modification of design and documentation of our key internal control processes and procedures affected by the new ERP system. Following the implementation, these new controls were evaluated and tested as part of the company's evaluation of the effectiveness of internal control over financial reporting. As of December 31, 2011, the Company has determined that these revised controls were designed and operating effectively to ensure that the financial statements were materially accurate.

Other than implementing the new ERP system, there have been no changes in internal control over financial reporting during fiscal year 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS AND BUSINESS CONDUCT

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website at http://www.interoil.com/governance.asp. Any amendment to or waiver of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2011 and December 31, 2010 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,576,187 and $1,709,000, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for professional services rendered related to audit-related services for the Company for the fiscal years ended December 31, 2011 and December 31, 2010 by PricewaterhouseCoopers not otherwise reported above were $nil and $322,788 respectively.  The audit-related services provided by PricewaterhouseCoopers during 2010 consisted of procedures performed with respect to the registration statements and work on the shelf prospectus prepared for equity and debt offerings during that year.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2011 and December 31, 2010 by PricewaterhouseCoopers were $542,904 and $355,221, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2011 and December 31, 2010 by PricewaterhouseCoopers were $53,936 and $67,611, respectively. The fees related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2011 and 2010 were pre-approved by the audit committee. No hours expended by PricewaterhouseCoopers to audit the Company’s financial statements for the year ended December 31, 2011 and 2010 were attributed to work performed by persons other than full-time, permanent employees of PricewaterhouseCoopers.

OFF BALANCE SHEET ARRANGEMENTS

Please see the section titled “Liquidity and Capital Resources—Off Balance Sheet Arrangements” in the Company’s MD&A, which is incorporated herein by reference.

CONTRACTUAL OBLIGATIONS

Please see the section titled “Liquidity and Capital Resources—Contractual Obligations and Commitments” in the Company’s MD&A, which is incorporated herein by reference.

UNDERTAKING

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

Presiding Director at Meetings of Non-Management Directors. Section 303A.03 of the NYSE Listed Company Manual requires “non-management directors” to schedule regular executive sessions without members of management present. “Non-management directors” are defined in Section 303A.03 as all directors who are not executive officers. The Company schedules executive sessions on a regular basis in which the Company's non-management directors meet without management participation. Dr. Gaylen Byker serves as the presiding director (the “Presiding Director”) at such sessions. The Board of Directors is responsible for determining whether or not each director is independent. The Board of Directors has adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual for the purposes of satisfying the NYSE’s applicable governance requirements.

Communication with Non-Management Directors. Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Mark Laurie, Corporate Secretary, at Level 3, 42-52 Abbott Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

Audit Committee. Section 303A.06 of the NYSE Listed Company Manual requires listed companies to have an audit committee composed entirely of independent directors. The Company has established an Audit Committee composed entirely of directors who qualify as independent under the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.07 of the NYSE Listed Company Manual. The Company also complies with Canadian Multilateral Instrument 52-110-Audit Committees, which sets out detailed requirements regarding the composition of the Audit Committee and its responsibilities.

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

Board Committee Mandates. The mandates of the Company’s Audit Committee, Compensation Committee, Reserves Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Mark Laurie, Corporate Secretary, at Level 3, 42-52 Abbott Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek
Chairman of the Board and Chief Executive Officer

Date: March 16, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2011.

2.	Audited annual consolidated financial statements for the year ended December 31, 2011.

3.	Management’s Discussion and Analysis for the year ended December 31, 2011.

4.	Consent of PricewaterhouseCoopers dated March 16, 2012.

5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.