Form 40-F
period 2012-12-31
INTEROIL CORP
filed 2013-02-27
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 40-F

(Check One)

☐   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Geoff Applegate InterOil Corporation 111 Somerset Road #06-05 Tripleone Somerset Singapore 238164 Telephone Number: +65 6507-0222

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

As of December 31, 2012, 48,607,398 of the issuer’s common shares were outstanding.

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

The 2012 Annual Information Form for the Company is incorporated herein by reference.

B.	Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2012, 2011 and 2010, including the report of PricewaterhouseCoopers (the Company’s independent registered public accounting firm) with respect thereto, are incorporated herein by reference. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB applicable to the preparation of financial statements including IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’.

C.	Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2012 (“MD&A”) is incorporated herein by reference.

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

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2012.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Responsibility

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework. Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal control over financial reporting during fiscal year 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Audit Committee of the Company’s Board of Directors is comprised of Mr. Roger Lewis, Dr. Gaylen Byker and Mr. Samuel Delcamp. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of the New York Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Lewis has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2012 and December 31, 2011 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,479,850 and $1,576,187, respectively, including out-of-pocket expenses.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2012 and December 31, 2011 by PricewaterhouseCoopers were $453,838 and $542,904, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2012 and December 31, 2011 by PricewaterhouseCoopers were $86,584 and $53,936, respectively. The fees related to procedures performed in connection with the quarterly financial reporting of the Company’s subsidiaries.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2012 and 2011 were pre-approved by the audit committee. No hours expended by PricewaterhouseCoopers to audit the Company’s financial statements for the year ended December 31, 2012 and 2011 were attributed to work performed by persons other than full-time, permanent employees of PricewaterhouseCoopers.

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

Communication with Non-Management Directors. Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Geoff Applegate, Corporate Secretary, InterOil Corporation, 111 Somerset Road, #06-05 Tripleone Somerset, Singapore 238164, Telephone: +65 6507 0222. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

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

Board Committee Mandates. The mandates of the Company’s Audit Committee, Compensation Committee, Reserves Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Geoff Applegate, Corporate Secretary, InterOil Corporation, 111 Somerset Road, #06-05 Tripleone Somerset, Singapore 238164, Telephone: +65 6507 0222.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek
Chief Executive Officer

Date: February 27, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2012.
2.	Audited annual consolidated financial statements for the year ended December 31, 2012.
3.	Management’s Discussion and Analysis for the year ended December 31, 2012.
4.	Consent of PricewaterhouseCoopers dated February 27, 2013.
5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.