Form 40-F/A
period 2012-12-31
INTEROIL CORP
filed 2013-03-08
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________

Form 40-F/A

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File Number: 001-32179

__________________

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

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-______ ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATION NOTE

This Amendment No. 1 on Form 40-F/A amends the Annual Report on Form 40-F of InterOil Corporation (the “Company”) for the year ended December 31, 2012, filed with the Securities and Exchange Commission (“SEC”) on February 27, 2013 (“the Original Annual Report”). The Company has amended its management’s discussion and analysis (amended and restated) for the year ended December 31, 2012 (“MD&A”) to provide a conclusion about the effectiveness of its disclosure controls and procedures and internal control over financial reporting under National Instrument 52-109 Certification of Disclosure in Issuers'’ Annual and Interim Filings.

The only amendment to the MD&A is set forth under the heading "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" in the MD&A, which sets forth that (i) that the Chief Executive Officer and Chief Financial Officer have (i) evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure controls and procedures at its financial year-end and have concluded that the Company's disclosure controls and procedures are effective at the December 31, 2012; and (ii) evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal controls over financial reporting at its financial year-end and have concluded that the Company's internal controls over financial reporting are effective at the December 31, 2012.

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

INTEROIL CORPORATION

/s/ Phil E. Mulacek
Phil E. Mulacek Chief Executive Officer

Date: March 7, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Management’s Discussion and Analysis (Amended and Restated) for the year ended December 31, 2012.
2.	Consent of PricewaterhouseCoopers dated March 7, 2013.
3.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
4.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.