Form 40-F
period 2013-12-31
INTEROIL CORP
filed 2014-03-31
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File Number: 001-32179

INTEROIL CORPORATION

 (Exact name of registrant as specified in its charter)

YUKON, CANADA

(Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 SOMERSET ROAD

#06-05 TRIPLEONE SOMERSET

SINGAPORE 238164

Telephone Number: +65 6507-0222

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

As of December 31, 2013, 49,217,242 of the issuer’s common shares were outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule. ☐ Yes 82-______ ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the InterOil Corporation (the “Company”). Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2013, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for the Company:

A.	Annual Information Form

The 2013 Annual Information Form for the Company is incorporated herein by reference.

B.	Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2013, 2012 and 2011, including the report of PricewaterhouseCoopers (the Company’s independent registered public accounting firm) with respect thereto, are incorporated herein by reference. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB applicable to the preparation of financial statements including IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’.

C.	Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2013 (“MD&A”) is incorporated herein by reference.

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

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013.

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework (1992). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their attestation report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal control over financial reporting during fiscal year 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Commission has indicated that the designation or identification of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS AND BUSINESS CONDUCT

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website at http://www.interoil.com/governance.asp. Any amendment to or waiver of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website. During the fiscal year ended December 31, 2013, there were no waivers, including implicit waivers, granted from any provision of the Code of Ethics and Business Conduct that applied to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2013 and December 31, 2012 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,978,492 and $1,572,395, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit Fees” were $665,891 and $86,584 for the fiscal years ended December 31, 2013 and December 31, 2012, respectively. The fees related to procedures performed in connection with the quarterly financial reporting of certain subsidiaries of the Company, and work performed on potential secondary listing on capital markets.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2013 and December 31, 2012 by PricewaterhouseCoopers were $577,863 and $453,838, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2013 and December 31, 2012 by PricewaterhouseCoopers were $2,551 and $nil, respectively. The fees related to the annual license renewal of Comperio, an online library of financial reporting tools.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2013 and 2012 were pre-approved by the Audit Committee. No hours expended by PricewaterhouseCoopers to audit the Company’s financial statements for the years ended December 31, 2013 and 2012 were attributed to work performed by persons other than full-time, permanent employees of PricewaterhouseCoopers.

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

INTEROIL CORPORATION

/s/ Michael Hession
Michael Hession
Chief Executive Officer

Date: March 31, 2014

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

99.1.	Annual Information Form for the year ended December 31, 2013.
99.2.	Audited annual consolidated financial statements for the year ended December 31, 2013.
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2013.
99.4.	Consent of PricewaterhouseCoopers dated March 31, 2014.
99.5.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.6.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
99.8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.