Form 40-F
period 2014-12-31
INTEROIL CORP
filed 2015-03-17
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________

Form 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission File Number: 001-32179

__________________

INTEROIL CORPORATION

(Exact name of registrant as specified in its charter)

YUKON, CANADA

(Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

163 PENANG ROAD

#06-02 WINSLAND HOUSE II

SINGAPORE 238463

Telephone Number: +65 6507-0222

(Address and telephone number of registrant’s principal executive offices)

CT Corporation Systems

111 Eighth Avenue

New York, New York 10011

Telephone Number: (212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Copy to:

Geoff Applegate

InterOil Corporation

163 Penang Road

#06-02 Winsland House II

Singapore 238463

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

As of December 31, 2014, 49,414,801 of the issuer’s common shares were outstanding.

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

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the InterOil Corporation (the “Company”). Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2014, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for the Company:

A.           Annual Information Form

  The 2014 Annual Information Form for the Company is incorporated herein by reference.

B.           Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, including the report of PricewaterhouseCoopers (the Company’s independent registered public accounting firm) with respect thereto, are incorporated herein by reference. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB applicable to the preparation of financial statements.

C.           Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2014 (“MD&A”) is incorporated herein by reference.

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

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014.

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework (2013). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their attestation report included on page 2 of the consolidated financial statements in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Effective July 1, 2014, as a result of Puma Transaction and Cairns Office Closure, we ceased operating approximately 45% of key controls. Consequently, we have relocated all functions in finance and information management from our office in Cairns, Australia, to our offices in Singapore and Papua New Guinea. We also migrated our Information Management Data Centre to a third party location in Sydney, Australia hosted through an Infrastructure as a Service Solution with Telstra. The changes resulted in changes to personnel, associated with operating key controls or modification of processes associated with key controls. These changes have been evaluated against our key account balances, and based on these evaluation, we believe that we have designed adequate and appropriate internal control over financial reporting to ensure that the financial statements are materially accurate for the fiscal year 2014.

Other than the changes resulting from the Puma Transaction and Office Relocation, there have been no changes in internal control over financial reporting during the fiscal year 2014 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

AUDIT COMMITTEE

The Audit Committee of the Company’s Board of Directors is comprised of Mr. Roger Lewis, Sir Wilson Kamit and Dr. Ellis Armstrong. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of the New York Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Lewis has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.

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

CODE OF ETHICS AND BUSINESS CONDUCT

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website at http://www.interoil.com/governance.asp. Any amendment to or waiver of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website. During the fiscal year ended December 31, 2014, there were no waivers, including implicit waivers, granted from any provision of the Code of Ethics and Business Conduct that applied to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2014 and December 31, 2013 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,896,489 and $1,978,492, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit Fees” were $nil and $665,891 for the fiscal years ended December 31, 2014 and December 31, 2013, respectively. The fee in 2013 related to procedures performed in connection with the quarterly financial reporting of certain subsidiaries of the Company, and work performed on potential secondary listing on capital markets.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2014 and December 31, 2013 by PricewaterhouseCoopers were $472,129 and $577,863, respectively.

All Other Fees.  Fees billed for professional services rendered related to all other services for the Company for the fiscal years ended December 31, 2014 and December 31, 2013 by PricewaterhouseCoopers were $38,525 and $2,551, respectively. The fees related to the annual license renewal of Comperio, an online library of financial reporting tools and certain tax advice in relation to expatriate benefits and certain transfer pricing documentation.

Pre-Approval.  The Audit Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2014 and 2013 were pre-approved by the Audit Committee. No hours expended by PricewaterhouseCoopers to audit the Company’s financial statements for the years ended December 31, 2014 and 2013 were attributed to work performed by persons other than full-time, permanent employees of PricewaterhouseCoopers.

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

Presiding Director at Meetings of Non-Management Directors. Section 303A.03 of the NYSE Listed Company Manual requires “non-management directors” to schedule regular executive sessions without members of management present. “Non-management directors” are defined in Section 303A.03 as all directors who are not executive officers. The Company schedules executive sessions on a regular basis in which the Company's non-management directors meet without management participation. Mr. Chris Finlayson serves as the presiding director (the “Presiding Director”) at such sessions. The Board of Directors is responsible for determining whether or not each director is independent. The Board of Directors has adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual for the purposes of satisfying the NYSE’s applicable governance requirements.

Communication with Non-Management Directors. Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Geoff Applegate, Corporate Secretary, InterOil Corporation, 163 Penang Road, #06-02 Winsland House II, Singapore 238463, Telephone: +65 6507 0222. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

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

Board Committee Mandates. The mandates of the Company’s Audit Committee, Compensation Committee, Reserves Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Geoff Applegate, Corporate Secretary, InterOil Corporation, 163 Penang Road, #06-02 Winsland House II, Singapore 238463, Telephone: +65 6507 0222.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Michael Hession
Michael Hession
Chief Executive Officer

Date: March 17, 2015

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT
NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2014.

2.	Audited annual consolidated financial statements for the year ended December 31, 2014.

3.	Management’s Discussion and Analysis for the year ended December 31, 2014.

4.	Consent of PricewaterhouseCoopers dated March 17, 2015.

5.	Consent of GLJ Petroleum Consultants Limited dated March 17, 2015.

6.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

7.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

8.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

9.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.