Form 40-F
period 2015-12-31
INTEROIL CORP
filed 2016-03-30
CIK 1221715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________

Form 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Sheree Ford InterOil Corporation 163 Penang Road #06-02 Winsland House II Singapore 238463 Telephone Number: +65 6507-0222

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

As of December 31, 2015, 49,572,811 of the issuer’s common shares were outstanding.

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

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of InterOil Corporation (the “Company”). Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (“Report”) for the Company:

A.	Annual Information Form

The 2015 Annual Information Form for the Company is incorporated herein by reference.

B.	Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013, including the report of PricewaterhouseCoopers (the Company’s independent registered public accounting firm) with respect thereto, are incorporated herein by reference. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to the preparation of financial statements.

C.	Management’s Discussion and Analysis

The Management Discussion and Analysis for the Company for the year ended December 31, 2015 (“MD&A”) is incorporated herein by reference.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended (the “ Exchange Act”). This term refers to the controls and procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015.

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

Assessment

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework (2013). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their attestation report included on page 2 of the consolidated financial statements in this Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal control over financial reporting during the fiscal year 2015 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee of the Company’s Board of Directors is comprised of Mr. Chee Keong Yap, Mr. Roger Lewis, Sir Wilson Kamit, Dr. Ellis Armstrong and Ms. Katherine Hirschfield. The Board of Directors has affirmatively determined that each member of the Audit Committee is financially literate and is an independent director for purposes of the New York Stock Exchange rules applicable to members of the audit committee. Additionally, the Board of Directors has determined that Mr. Yap has the accounting or financial management expertise to be considered a “financial expert” as defined by the final rules approved by the Commission implementing the requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002.

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

CODE OF ETHICS AND BUSINESS CONDUCT

The Company’s Board of Directors has adopted a Code of Ethics and Business Conduct which applies to all directors, officers and employees of the Company. The Board has not granted any waivers to the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is accessible on the Company’s website at http://www.interoil.com/governance.asp. Any amendment to or waiver of the Code of Ethics and Business Conduct that applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will also be posted on the Company’s website. During the fiscal year ended December 31, 2015, there were no waivers, including implicit waivers, granted from any provision of the Code of Ethics and Business Conduct that applied to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.  Fees billed for professional services rendered related to the audit of the Company’s annual consolidated financial statements for the fiscal years ended December 31, 2015 and December 31, 2014 by PricewaterhouseCoopers for services that are normally provided by such accountant in connection with statutory or regulatory filings or engagements for such fiscal years were $1,598,715 and $1,896,489, respectively, including out-of-pocket expenses.

Audit-Related Fees.  Fees billed for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit Fees” were $nil for each of the fiscal years ended December 31, 2015 and December 31, 2014, respectively.

Tax Fees.  Fees billed for professional services rendered related to tax compliance, tax advice, and tax planning services for the Company for the fiscal years ended December 31, 2015 and December 31, 2014 by PricewaterhouseCoopers were $730,482 and $472,129, respectively.

All Other Fees.  Fees billed for all other products and services for the Company for the fiscal years ended December 31, 2015 and December 31, 2014 by PricewaterhouseCoopers were $22,572 and $38,525, respectively. The fees related to the filing of the Company’s shelf registration statement during the year ended December 31, 2015. The fees for the year ended December 31, 2014 related to the annual license renewal of Comperio, an online library of financial reporting tools and certain tax advice in relation to expatriate benefits and certain transfer pricing documentation.

Pre-Approval.  The Audit and Risk Committee of the Company’s Board of Directors has adopted a policy that requires pre-approvals of all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the Company’s independent auditors, subject to certain de-minimus exceptions.  Non-audit services subject to the de-minimus exceptions described in Section 10A(i)(1)(B) of the Exchange Act may be approved by the Audit and Risk Committee prior to the completion of the audit.  All of the services provided by the Company’s independent auditors during 2015 and 2014 were pre-approved by the Audit and Risk Committee. No hours expended by PricewaterhouseCoopers to audit the Company’s financial statements for the years ended December 31, 2015 and 2014 were attributed to work performed by persons other than full-time, permanent employees of PricewaterhouseCoopers.

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

Communication with Non-Management Directors. Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Sheree Ford, Corporate Secretary, InterOil Corporation, 163 Penang Road, #06-02 Winsland House II, Singapore 238463, Telephone: +65 6507 0222. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

Audit Committee. Section 303A.06 of the NYSE Listed Company Manual requires listed companies to have an audit committee composed entirely of independent directors. The Company has established an Audit and Risk Committee composed entirely of directors who qualify as independent under the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.07 of the NYSE Listed Company Manual. The Company also complies with Canadian Multilateral Instrument 52-110-Audit Committees, which sets out detailed requirements regarding the composition of the Audit and Risk Committee and its responsibilities.

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

Board Committee Mandates. The mandates of the Company’s Audit and Risk Committee, Compensation Committee, Reserves Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.interoil.com/governance.asp, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Sheree Ford, Corporate Secretary, InterOil Corporation, 163 Penang Road, #06-02 Winsland House II, Singapore 238463, Telephone: +65 6507 0222.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

/s/ Michael Hession
Michael Hession
Chief Executive Officer

Date: March 30, 2016

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

EXHIBIT NUMBER	DESCRIPTION

1.	Annual Information Form for the year ended December 31, 2015.

2.	Audited annual consolidated financial statements for the year ended December 31, 2015, 2014 and 2013.

3.	Management’s Discussion and Analysis for the year ended December 31, 2015.

4.	Consent of PricewaterhouseCoopers dated March 30, 2016.

5.	Consent of GLJ Petroleum Consultants Limited dated March 30, 2016.

6.	Consent of RISC Operations Pty Limited dated March 30, 2016.

7.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as amended.

8.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as amended.

9.	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

10.	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.